Big Time Acquisition, Inc.
780 Reservoir Avenue,#123
Cranston, RI 02910
Phone: 401-641-0405
Fax: 401-633-7300
Email: teakwood5@cox.net


December 7, 2010


VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:  Big Time Acquisition, Inc.
     Response to Staff Comments, November 24, 2010.
     Form 10-12G
     Filed October 15, 2010
     File No. 000-54159

Ladies and Gentlemen:

   Security Ownership of Certain Beneficial Owners and Management, page 11.

1. We have revised the table of beneficial ownership to include all of LMIC's shares of our common stock with Mr. Scheer's shares and Ms. DeNunzio's shares since they have voting and investment control over these shares. Furthermore, we have updated the footnotes in this section to clarify ownership of LMIC's shares of our common stock.

   Directors, Executive Officers, Promotors and Control Persons, page 12.

2. We have revised to remove statements about Mr.Scheer's business experience that are subjective and cannot be measured including the statement on page 12 that Mr. Scheer "has been instrumental in growing the business."

3. We have revised to delete the statement that Assisted Recovery, LLC is "one of the largest and most comprehensive psychiatric clinics in the New England area."

   Executive Compensation, page 13.

4. We have revised to include the 45,000 shares of restricted stock issued to Mr. Scheer in fiscal year ended August 31, 2010 in a summary compensation table pursuant to Item 402 of Regulation S-K.

   Item 7. Certain Relationships and Related Transactions, and director independence, page 13 & 14.

5. We have revised to change a typographical error on page 14, third paragraph, from: Item 402 Regulation S-B to: Item 402, Regualtion S-K.

U.S. Securities and Exchange Commission
Division of Corporation Finance

Re:  Big Time Acquisition, Inc.
     Response to Staff Comments, November 24, 2010.
Page 2


The Company hereby acknowledges the following regarding SEC Staff comments.

* The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

* Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

* The Company may not insert staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United states.




Date: December 7, 2010                    Big Time Acquisition, Inc.



                                           By: /s/ Scot Scheer
                                           -----------------------------------
                                           Name: Scot Scheer
                                           Title: President and Director